FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of February 2024

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Nine-month Period Ended December 31, 2023
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: February 1, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Summary of Financial Statements for the Nine-month Period Ended December 31, 2023 (IFRS, Consolidated)
February 1, 2024

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance
Scheduled date of securities report submission: February 2, 2024
Scheduled date of dividend payment commencement: -
Supplementary materials for the financial statements: Yes
Presentation to explain the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Nine-month Period Ended December 31, 2023 (April 1 to December 31, 2023)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Nine-month Period Ended December 31, 2023	3,212,893	4.6	224,144	(44.2)	100,313	(69.3)	147,191	(48.5)
Nine-month Period Ended December 31, 2022	3,071,322	13.9	401,943	(13.1)	327,175	(8.3)	285,903	18.4

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Nine-month Period Ended December 31, 2023	147,085	(48.6)	625,154	(16.7)	94.10		93.17
Nine-month Period Ended December 31, 2022	285,883	18.4	750,209	63.4	184.32		182.65

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Nine-month Period Ended December 31, 2023	865.6	(9.3)	412
Nine-month Period Ended December 31, 2022	954.7	26.0	456

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of December 31, 2023	14,222,947	6,742,607	6,741,934	47.4	4,297.22
As of March 31, 2023	13,957,750	6,354,672	6,354,122	45.5	4,087.49

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2023	—	90.00	—	90.00	180.00
For the Fiscal Year Ending March 31, 2024	—	94.00	—
For the Fiscal Year Ending March 31, 2024 (Projection)				94.00	188.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results (Actual Exchange Rate basis) for the Fiscal Year Ending March 31, 2024 (April 1, 2023 to March 31, 2024)

	(Percentage figures represent changes from previous fiscal year)
	Revenue		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2024	3,980,000	(1.2)	225,000	(54.1)	70,000	(81.3)	93,000	(70.7)	59.45
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: None

Forecasts for Core financial measures are shown below.

	(Percentage figures represent changes from previous fiscal year)
	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2024	3,980,000	(1.2)	1,015,000	(14.6)	447
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: None

The definition of Core financial measures is stated in the Attachment.

4.	Management Guidance (Constant Exchange Rate basis) for the Fiscal Year Ending March 31, 2024 (April 1, 2023 to March 31, 2024)
Takeda uses changes in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2024 (FY2023) has not been changed from the management guidance announced at the FY2022 financial results announcement on May 11, 2023.

	Core Revenue Growth	Core Operating Profit Growth	Core EPS Growth
	(%)	(%)	(%)
For the Fiscal Year Ending March 31, 2024	Low-single-digit % decline	Low-10s % decline	Low-20s % decline

The definition of Constant Exchange Rate change is stated in the Attachment.

▪Additional Information

(1) Changes in significant subsidiaries during the period	: No
(changes in specified subsidiaries resulting in the change in the consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
December 31, 2023	1,582,392,825 shares
March 31, 2023	1,582,296,025 shares

2) Number of shares of treasury stock at period end:
December 31, 2023	13,486,498 shares
March 31, 2023	27,767,213 shares

3) Average number of outstanding shares (for the nine-month period ended December 31):
December 31, 2023	1,563,100,771 shares
December 31, 2022	1,550,992,486 shares

▪This summary of quarterly financial statements is not subject to quarterly review by the external auditor
▪Note to ensure appropriate use of forecasts and guidance, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts and management guidance in this document are based on information currently available and assumptions to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

•
For details of the forecasts for consolidated operating results and the management guidance, please refer to "1. Financial Highlights for the Nine-month Period Ended December 31, 2023 (3) Outlook for the Fiscal Year Ending March 31, 2024" on page 9.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on February 1, 2024, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/quarterly-results/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
1. Financial Highlights for the Nine-month Period Ended December 31, 2023
(1) Business Performance
(i) Consolidated Financial Results (April 1 to December 31, 2023)

	Billion JPY or percentage
	FY2022 Q3YTD	FY2023 Q3YTD	Change versus the same period of the previous fiscal year
			AER		CER
			Amount of Change	% Change	% Change
Revenue	3,071.3	3,212.9	141.6	4.6%	0.0%
Cost of sales	(934.3)	(1,044.2)	(109.9)	11.8%	6.8%
Selling, general and administrative expenses	(742.5)	(768.6)	(26.1)	3.5%	(1.3)%
Research and development expenses	(472.4)	(534.1)	(61.7)	13.1%	7.3%
Amortization and impairment losses on intangible assets associated with products	(409.2)	(507.0)	(97.8)	23.9%	16.3%
Other operating income	16.7	10.8	(5.9)	(35.4)%	(35.7)%
Other operating expenses	(127.6)	(145.7)	(18.0)	14.1%	9.1%
Operating profit	401.9	224.1	(177.8)	(44.2)%	(42.9)%
Finance income and (expenses), net	(71.6)	(126.6)	(54.9)	76.7%	77.9%
Share of profit (loss) of investments accounted for using the equity method	(3.1)	2.7	5.9	―	―
Profit before tax	327.2	100.3	(226.9)	(69.3)%	(67.9)%
Income tax (expenses) benefit	(41.3)	46.9	88.2	―	―
Net profit for the period	285.9	147.2	(138.7)	(48.5)%	(50.1)%
In this section, when comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to (ii) Core Results (April 1 to December 31, 2023), Definition of Core financial measures and Constant Exchange Rate change, for the definition of “Constant Exchange Rate change”.
Revenue
Revenue for the nine-month period ended December 31, 2023 was JPY 3,212.9 billion (JPY +141.6 billion and +4.6% AER, +0.0% CER). The increase is attributable to favorable foreign exchange rates and growth from business momentum of Plasma-Derived Therapies (“PDT”) Immunology, Gastroenterology (“GI”) and Rare Diseases. The increase of these business areas was offset by the decrease in Oncology and Neuroscience. Although the decrease was partially mitigated by favorable foreign exchange rates, it was largely impacted by generic erosion and intensified competition on certain products in the current period. In addition, revenue outside of our five key business areas decreased mainly due to lower revenue contribution from COVID-19 vaccines in Japan.
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2022 Q3YTD	FY2023 Q3YTD	Change versus the same period of the previous fiscal year
			AER		CER
Revenue:			Amount of Change	% Change	% Change
Japan	389.8	342.6	(47.2)	(12.1)%	(12.3)%
United States	1,621.8	1,685.5	63.7	3.9%	(1.8)%
Europe and Canada	632.4	721.5	89.1	14.1%	4.7%
Asia (excluding Japan)	169.0	188.8	19.8	11.7%	8.9%
Latin America	121.4	138.4	16.9	14.0%	15.2%
Russia/CIS	66.7	45.4	(21.3)	(32.0)%	(16.9)%
Other*1	70.2	90.7	20.5	29.3%	35.4%
Total	3,071.3	3,212.9	141.6	4.6%	0.0%
*1 Other includes the Middle East, Oceania and Africa.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	FY2022 Q3YTD	FY2023 Q3YTD	Change versus the same period of the previous fiscal year
			AER		CER
Revenue:			Amount of Change	% Change	% Change
GI	857.5	936.1	78.5	9.2%	3.6%
Rare Diseases	553.6	585.1	31.5	5.7%	3.3%
Rare Hematology	232.6	230.0	(2.6)	(1.1)%	(4.3)%
Rare Genetics and Other	321.0	355.0	34.1	10.6%	8.9%
PDT Immunology	502.4	611.2	108.8	21.7%	16.2%
Oncology	345.0	346.3	1.3	0.4%	(2.2)%
Neuroscience	477.1	474.9	(2.3)	(0.5)%	(5.8)%
Other	335.7	259.4	(76.3)	(22.7)%	(28.3)%
Total	3,071.3	3,212.9	141.6	4.6%	0.0%

Year-on-year change in revenue for this nine-month period in each of our business areas was primarily attributable to the following products:
GI
In GI, revenue was JPY 936.1 billion (JPY +78.5 billion and +9.2% AER, +3.6% CER).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)) were JPY 619.3 billion (JPY +71.4 billion and +13.0% AER, +6.6% CER). Sales in the U.S. were JPY 431.8 billion (JPY +43.5 billion and +11.2% AER). The increase was due to favorable foreign exchange rates and demand in the first line biologic inflammatory bowel disease (“IBD”) population primarily in UC. Sales in Europe and Canada were JPY 143.1 billion (JPY +20.7 billion and +16.9% AER). The increase was primarily due to favorable foreign exchange rates and new patient gains by an increased use of the subcutaneous formulation.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 90.0 billion (JPY +11.8 billion and +15.1% AER, +10.9% CER). The increase was primarily due to increased demand in the U.S., Europe and Japan, expansion activities (infant indication label expansion and geographic expansion), and favorable exchange rates.
Sales of TAKECAB/VOCINTI (for acid-related diseases) were JPY 90.3 billion (JPY +5.8 billion and +6.8% AER, +6.2% CER). The increase was primarily due to increased sales in Japan and the Growth and Emerging Markets including Brazil and China.
Sales of DEXILANT (for acid reflux disease) were JPY 36.1 billion (JPY -19.0 billion and -34.5% AER, -38.7% CER). The decrease was due to the loss of exclusivity and the termination of the authorized generics program in the U.S.
Rare Diseases
In Rare Diseases, revenue was JPY 585.1 billion (JPY +31.5 billion and +5.7% AER, +3.3% CER).
Revenue of Rare Hematology was JPY 230.0 billion (JPY -2.6 billion and -1.1% AER, -4.3% CER).
Sales of FEIBA (for hemophilia A and B) were JPY 28.9 billion (JPY -3.7 billion and -11.3% AER, -14.1% CER). The decrease was mainly due to competition in many countries as well as tender delays in Growth and Emerging Markets.
Sales of VONVENDI (for von Willebrand disease) were JPY 12.0 billion (JPY +2.8 billion and +30.6% AER, +22.5% CER). The increase was primarily due to increased demand in the U.S.
Sales of ADVATE (for hemophilia A) were JPY 93.9 billion (JPY +1.8 billion and +2.0% AER, -0.9% CER). The increase was attributable to favorable foreign exchange rates.
The increase of VONVENDI and ADVATE was partially offset by the decrease of other rare hematology products.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
Revenue of Rare Genetics and Other was JPY 355.0 billion (JPY +34.1 billion and +10.6% AER, +8.9% CER).
Sales of TAKHZYRO (for hereditary angioedema) were JPY 136.4 billion (JPY +19.5 billion and +16.7% AER, +11.5% CER). The continued growth was attributable to sustained launch momentum, expansion into new patient populations such as pediatrics, rising diagnosis rates, the growth of the prophylactic market, and favorable exchange rates.
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 13.9 billion (JPY +6.6 billion and +90.8% AER, +78.8% CER). The increase was primarily attributable to strong market penetration and successful launch performance in the U.S., complemented by continued geographical expansion in Europe.
Sales of enzyme replacement therapy ELAPRASE (for Hunter syndrome) were JPY 70.0 billion (JPY +5.0 billion and +7.7% AER, +7.5% CER). The increase was primarily due to strong demand in the Growth and Emerging Markets.
PDT Immunology
In PDT Immunology, revenue was JPY 611.2 billion (JPY +108.8 billion and +21.7% AER, +16.2% CER).
Aggregate sales of immunoglobulin products were JPY 485.7 billion (JPY +95.2 billion and +24.4% AER, +18.4% CER). Sales of each of our three global immunoglobulin brands marked double digit percentage of revenue growth, due to continued strong demand globally and growing supply, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA) which are growing due to their benefit to patients and convenience in administration compared to intravenous therapies.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 94.3 billion (JPY +8.8 billion and +10.2% AER, +6.9% CER). The increase was primarily driven by strong albumin demand in China.
Oncology
In Oncology, revenue was JPY 346.3 billion (JPY +1.3 billion and +0.4% AER, -2.2% CER).
Sales of VELCADE (for multiple myeloma) were JPY 4.1 billion (JPY -20.6 billion and -83.3% AER, -84.2% CER). The decrease was due to generic erosion in the U.S.
Sales of NINLARO (for multiple myeloma) were JPY 66.7 billion (JPY -9.2 billion and -12.1% AER, -15.1% CER). The decrease was due to intensified competition and decreased demand mainly in the U.S, partially aided by favorable foreign exchange rates.
Sales of ADCETRIS (for malignant lymphomas) were JPY 84.2 billion (JPY +18.5 billion and +28.1% AER, +27.9% CER). The increase was led by strong growth in Growth and Emerging Markets.
Sales of ICLUSIG (for leukemia) were JPY 41.5 billion (JPY +5.9 billion and +16.7% AER, +9.2% CER). The increase was due to steady growth in the U.S. and favorable foreign exchange rates.
Sales of ALUNBRIG (for small-cell lung cancer) were JPY 21.1 billion (JPY +5.4 billion and +34.0% AER, +30.3% CER). The increase benefited from strong demand across all regions.
Sales of other Oncology products in aggregate increased year-on-year, including the contribution from FRUZAQLA (for colorectal cancer), a product newly launched in the U.S. in November 2023.
Neuroscience
In Neuroscience, revenue was JPY 474.9 billion (JPY -2.3 billion and -0.5% AER, -5.8% CER).
Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were JPY 312.9 billion (JPY -22.6 billion and -6.7% AER, -12.1% CER). The decrease was due to the multiple generic entrants in the U.S. starting from August 2023, while the growth of the adult market in Europe and favorable foreign exchange rates could only offset the negative impacts partially.
Sales of ADDERALL XR (for ADHD) were JPY 35.2 billion (JPY +16.2 billion and +84.7% AER, +73.5% CER). The increase was primarily due to a shortage of generic versions of the instant release formulation marketed by competitors in the U.S.
Sales of INTUNIV (for ADHD) were JPY 25.4 billion (JPY +8.8 billion and +52.7% AER, +50.2% CER). The increase was primarily due to buy-back of full rights in Japan.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
The increase of ADDERALL XR and INTUNIV was partially offset by the decrease of other neuroscience products such as ROZEREM (for insomnia), attributable to the continued impact of generic products in Japan.
Cost of Sales
Cost of Sales was JPY 1,044.2 billion (JPY +109.9 billion and +11.8% AER, +6.8% CER). The increase was primarily due to revenue growth in our five key business area with a change in product mix and the depreciation of Japanese yen as compared to the same period of the previous fiscal year. This was partially offset by a decrease in non-cash charges related to the unwind of the fair value step up on acquired inventories recognized in connection with the acquisition of Shire.
Selling, General and Administrative (SG&A) expenses
SG&A expenses were JPY 768.6 billion (JPY +26.1 billion and +3.5% AER, -1.3% CER). The increase was mainly due to the depreciation of Japanese yen partially offset by various cost efficiencies.
Research and Development (R&D) expenses
R&D expenses were JPY 534.1 billion (JPY +61.7 billion and +13.1% AER, +7.3% CER). The increase was mainly due to various investments in pipeline programs and the depreciation of Japanese yen.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products was JPY 507.0 billion (JPY +97.8 billion and +23.9% AER, +16.3% CER). The increase was mainly due to an increase in impairment charges for certain assets related to in-process R&D and marketed products and an increase of amortization expenses due to the depreciation of Japanese yen. The JPY 119.3 billion impairment losses recorded in the current period primarily includes JPY 74.0 billion impairment charges for ALOFISEL (for complex Crohn's perianal fistulas) following topline results of phase 3 ADMIRE-CD II trial and JPY 28.5 billion impairment charges following a decision to voluntarily withdraw EXKIVITY (for non-small cell lung cancer) globally.
Other Operating Income
Other Operating Income was JPY 10.8 billion (JPY -5.9 billion and -35.4% AER, -35.7% CER).
Other Operating Expenses
Other Operating Expenses were JPY 145.7 billion (JPY +18.0 billion and +14.1% AER, +9.1% CER). The increase was primarily driven by increases of restructuring expenses and additional losses recorded for the supply agreement litigation with AbbVie, Inc. (AbbVie) in the current period, partially offset by a decrease in valuation reserve for pre-launch inventories.
Operating Profit
As a result of the above factors, Operating Profit was JPY 224.1 billion (JPY -177.8 billion and -44.2% AER, -42.9% CER).
Net Finance Expenses
Net Finance Expenses were JPY 126.6 billion (JPY +54.9 billion and +76.7% AER, +77.9% CER). The increase of Net Finance Expenses compared to the same period of the previous fiscal year was primarily due to a decrease in financial income reflecting gains from acquisitions of prior equity method companies and a positive impact from the remeasurement of warrants to purchase stocks of company held by Takeda recorded in the same period of the previous fiscal year.
Share of Profit of Investments Accounted for Using the Equity Method
Share of Profit of Investments Accounted for Using the Equity Method was JPY 2.7 billion (JPY +5.9 billion, compared to Share of Loss of Investments Accounted for Using the Equity Method of JPY 3.1 billion in the same period of the previous fiscal year).
Income Tax (Expenses) Benefit
Income Tax Benefit was JPY 46.9 billion (JPY +88.2 billion, compared to Income Tax Expenses of JPY 41.3 billion in the same period of the previous fiscal year). The increase was primarily due to a tax expense reduction of JPY 63.5 billion resulting from the reversal of the income taxes payable in excess of the settlement with Irish Revenue Commissioners with respect to a tax assessment related to the treatment of an acquisition break fee Shire received from AbbVie in 2014 as well as lower pretax earnings. These increases were partially offset by the tax charges from the write-down of deferred tax assets and legal entity restructuring in the current period.
Net Profit for the Period
Net Profit for the Period was JPY 147.2 billion (JPY -138.7 billion and -48.5% AER, -50.1% CER).

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
(ii) Core Results (April 1 to December 31, 2023)
Definition of Core financial measures and Constant Exchange Rate change
Takeda uses the concept of Core financial measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS).

Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda's core operations.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.

Constant Exchange Rate (CER) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year.

Results of Core Operations

	Billion JPY or percentage
	FY2022 Q3YTD	FY2023 Q3YTD	Change versus the same period of the previous fiscal year
			AER		CER
			Amount of Change	% change	% change
Core Revenue	3,071.3	3,212.9	141.6	4.6%	0.0%
Core Operating Profit	954.7	865.6	(89.1)	(9.3)%	(12.7)%
Core EPS (JPY)	456	412	(44)	(9.7)%	(12.9)%

Core Revenue
Core Revenue for the nine-month period ended December 31, 2023 was JPY 3,212.9 billion (JPY +141.6 billion and +4.6% AER, +0.0% CER). There were no significant items unrelated to Takeda’s core operations excluded from revenue in the current period or in the same period of the previous fiscal year, and, accordingly, Core Revenue for these periods is the same as Reported Revenue. Business momentum was led by Takeda’s Growth and Launch Products* which totaled JPY 1,384.7 billion (JPY +216.6 billion and +18.5% AER, +12.7% CER).
*    Takeda’s Growth and Launch Products
    GI: ENTYVIO, ALOFISEL
    Rare Diseases: TAKHZYRO, LIVTENCITY, ADZYNMA
    PDT Immunology: Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology: ALUNBRIG, EXKIVITY (Takeda decided to voluntarily withdraw the product globally), FRUZAQLA
Other: QDENGA

Core Operating Profit
Core Operating Profit for the current period was JPY 865.6 billion (JPY -89.1 billion and -9.3% AER, -12.7% CER). The decrease was primarily due to a change in product mix and investments in various pipeline programs and data and technology.

Core EPS
Core EPS for the current period was JPY 412 (JPY -44 and -9.7% AER, -12.9% CER).

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
(2) Consolidated Financial Position
The amount of change from the previous fiscal year-end is presented based on Actual Exchange Rates.
Assets.
Total Assets as of December 31, 2023 were JPY 14,222.9 billion (JPY +265.2 billion). The increases of Goodwill, Inventories, and Property, Plant and Equipment (JPY +320.6 billion, JPY +183.2 billion, JPY +150.3 billion, respectively) were mainly due to the effect of foreign currency translation. These increases were partially offset by a decrease in Cash and Cash Equivalents (JPY -245.2 billion). In addition, Intangible Assets decreased (JPY -172.6 billion) mainly due to amortization along with impairments partially offset by the effect of foreign currency translation.

Liabilities.
Total Liabilities as of December 31, 2023 were JPY 7,480.3 billion (JPY -122.7 billion). The decrease of Trade and Other Payables (JPY -165.6 billion) was primarily due to payments for the remaining upfront payment related to the acquisition of TAK-279 from Nimbus Therapeutics, LLC (Nimbus) and the exclusive license agreement with HUTCHMED (China) Limited (HUTCHMED). The decrease of Income Taxes Payable (JPY -140.4 billion) was mainly due to income taxes paid during the current period. In addition, Deferred Tax Liabilities decreased (JPY -137.6 billion). These decreases were partially offset by an increase in Bonds and Loans (JPY +281.8 billion) due to the issuance of commercial paper and the effect of foreign currency translation. Total Bonds and Loans were JPY 4,664.2 billion*.

* The carrying amount of Bonds was JPY 3,927.6 billion and Loans was JPY 736.5 billion as of December 31, 2023. Breakdown of Bonds and Loans' carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (USD 1,301 million)	June 2015	June 2025 ~ June 2045	185.5
Unsecured US dollar denominated senior notes (USD 3,000 million)	September 2016	September 2026	410.6
Unsecured Euro denominated senior notes (EUR 3,000 million)	November 2018	November 2026 ~ November 2030	467.9
Unsecured US dollar denominated senior notes (USD 1,750 million)	November 2018	November 2028	246.9
Hybrid bonds (subordinated bonds)	June 2019	June 2079	499.4
Unsecured US dollar denominated senior notes (USD 7,000 million)	July 2020	March 2030 ~ July 2060	986.9
Unsecured Euro denominated senior notes (EUR 3,600 million)	July 2020	July 2027 ~ July 2040	560.8
Unsecured JPY denominated senior bonds	October 2021	October 2031	249.5
Commercial paper	November 2023 ~ December 2023	February 2024 ~ March 2024	320.0
Total			3,927.6

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2026	100.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (USD 1,500 million)	April 2017	April 2027	212.6
Syndicated loans	April 2023	April 2030	100.0
Bilateral loans	March 2016 ~ March 2023	April 2024 ~ March 2029	210.0
Other			0.4
Total			736.5
On April 26, 2023, Takeda repaid JPY 100.0 billion in Syndicated Loans falling due and on the same day entered into new Syndicated Loans of JPY 100.0 billion maturing on April 26, 2030. Following this, Takeda redeemed USD 1,000 million of unsecured senior notes issued in September 2016 on their maturity date of September 23, 2023. Furthermore, Takeda redeemed USD 500 million of unsecured senior notes issued in November 2018 on their maturity date of November 26, 2023. Takeda had short term commercial paper drawings outstanding of JPY 320.0 billion as at December 31, 2023.
Equity.
Total Equity as of December 31, 2023 was JPY 6,742.6 billion (JPY +387.9 billion). The increase of Other Components of Equity (JPY +481.5 billion) was mainly due to fluctuation in currency translation adjustments reflecting the depreciation of Japanese yen. This increase was partially offset by a decrease in Retained Earnings (JPY -144.3 billion) mainly due to the decrease of JPY 287.8 billion related to dividends payments while Net Profit for the Period contributed to an increase.
Consolidated Cash Flows

	Billion JPY
	FY2022 Q3YTD	FY2023 Q3YTD
Net cash from (used in) operating activities	683.5	437.8
Net cash from (used in) investing activities	(168.6)	(402.4)
Net cash from (used in) financing activities	(702.5)	(296.2)
Net increase (decrease) in cash and cash equivalents	(187.7)	(260.8)
Cash and cash equivalents at the beginning of the year	849.7	533.5
Effects of exchange rate changes on cash and cash equivalents	23.1	15.6
Cash and cash equivalents at the end of the period	685.1	288.4
The amount of change from the same period of the previous fiscal year is presented based on Actual Exchange Rates.
Net cash from operating activities
Net cash from operating activities for the current period was JPY 437.8 billion (JPY -245.7 billion). The decrease was due to unfavorable impacts from Changes in Assets and Liabilities, unfavorable impacts from a lower net profit for the period adjusted for non-cash items and other adjustments, and other changes.
Net cash used in investing activities
Net cash used in investing activities was JPY 402.4 billion (JPY +233.8 billion). This increase was mainly due to an increase in Acquisition of Intangible Assets related to the acquisition of TAK-279 from Nimbus and the exclusive license agreement with HUTCHMED.
Net cash used in financing activities
Net cash used in financing activities was JPY 296.2 billion (JPY -406.4 billion). The decrease was mainly due to a net increase in commercial paper drawings of JPY 280.0 billion, a net decrease in redemption of bonds of JPY 60.9 billion, and the settlement of cross currency interest rate swaps related to bonds during the current period.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
(3) Outlook for the Fiscal Year Ending March 31, 2024
Based on Takeda's financial results through the nine-month period ended December 31, 2023, and taking into account the anticipated financial outlook for the remaining three-month period of the fiscal year ending March 31, 2024 (FY2023), the full year consolidated reported forecast for FY2023 has not been revised from the latest forecast announced on October 26, 2023.
Consolidated Reported Forecast for the Fiscal Year Ending March 31, 2024 (FY2023)

			Billion JPY or percentage
	FY2022 Actual Results	FY2023 Latest Forecast (October 26, 2023)	Change vs. FY2022 Actual Results
Revenue	4,027.5	3,980.0	(47.5)	(1.2)%
Operating profit	490.5	225.0	(265.5)	(54.1)%
Profit before tax	375.1	70.0	(305.1)	(81.3)%
Net profit for the year (attributable to owners of the Company)	317.0	93.0	(224.0)	(70.7)%
Basic EPS (JPY)	204.29	59.45	(144.84)	(70.9)%
Core Revenue	4,027.5	3,980.0	(47.5)	(1.2)%
Core Operating Profit	1,188.4	1,015.0	(173.4)	(14.6)%
Core EPS (JPY)	558	447	(111)	(19.9)%

Major assumptions used in preparing the FY2023 Latest Reported Forecast

			Billion JPY or percentage
	FY2022 Actual Results		FY2023 Latest Forecast (October 26, 2023)
FX rates (JPY)	USD/JPY EUR/JPY RUB/JPY BRL/JPY CNY/JPY	135 141 2.1 26.3 19.7	USD/JPY EUR/JPY RUB/JPY BRL/JPY CNY/JPY	137 145 1.6 28.5 19.8
R&D expenses	(633.3)		(680.0)
Amortization of intangible assets associated with products	(485.1)		(500.0)
Impairment of intangible assets associated with products*1	(57.3)		(120.0)
Other operating income	25.4		14.0
Other operating expenses	(145.2)		(180.0)
Other Core Operating Profit adjustments	(35.6)		4.0
Finance income and (expenses), net	(106.8)		(157.0)
Free cash flow*2	446.2		400.0 - 500.0
Capital expenditures (cash flow base)*2	(633.7)		(480.0 - 530.0)
Depreciation and amortization (excluding intangible assets associated with products)	(179.3)		(180.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	~13%		Mid-teen %*3
*1 Includes in-process R&D.
*2 FY2023 Latest Forecast reflects expenditures related to the acquisition of TAK-279 from Nimbus and in-licensing of FRUZAQLA (fruquintinib) from HUTCHMED.
*3 Adjusted from “Mid-to-high teen %” to "Mid-teen %" (February 1, 2024).

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
Management Guidance
Takeda uses changes in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2024 (FY2023) has not been changed from the management guidance announced at the FY2022 financial results announcement on May 11, 2023.

FY2023 Management Guidance CER % Change*４
Core Revenue	Low-single-digit % decline
Core Operating Profit	Low-10s % decline
Core EPS	Low-20s % decline
*4 Please refer to 1. Financial Highlights for the Nine-month Period Ended December 31, 2023, (1) Business Performance, (ii) Core Results (April 1 to December 31, 2023), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
Forward looking statements
All forecasts in this document are based on information and assumptions currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, Takeda will disclose it in a timely manner.

(4) Other
Tax Assessment Settlement with Irish Revenue Commissioners
Shire received a tax assessment from the Irish Revenue Commissioners (“Irish Revenue”) on November 28, 2018 for EUR 398 million. This assessment relates to the tax treatment of the USD 1,635 million break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014. Shire was acquired by Takeda in January 2019. Takeda appealed the assessment to the Tax Appeals Commission (“TAC”) and the appeal was heard by the TAC in late 2020. On July 30, 2021, Takeda received a ruling on the matter from the TAC, with the TAC ruling in favor of the Irish Revenue and recorded an income taxes payable for the case. Subsequently, on October 17, 2023, Takeda agreed with the Irish Revenue to settle the tax assessment for EUR 130 million including interest and without penalties, as a full and final settlement of all liabilities in relation to the receipt of the break fee. As a result, Takeda reversed its income taxes payable in excess of the settlement amount of EUR 130 million and recorded JPY 63.5 billion reduction to tax expenses for the current period. Takeda made a payment in the settlement in the three-month period ended December 31, 2023.
AbbVie Supply Agreement Litigation
In November 2020, AbbVie brought suit against Takeda Pharmaceutical Company Limited (“Takeda”) in Delaware Chancery Court alleging Takeda breached its agreement with AbbVie related to the supply of LUPRON in the U.S. due to shortages arising from quality issues the U.S. Food & Drug Administration identified concerning Takeda’s production facility in Hikari, Japan as part of a Form 483 issued in November 2019 and a Warning Letter issued in June 2020. In the litigation, AbbVie sought both preliminary injunctive relief and monetary damages. In September 2021, the court issued an order denying AbbVie’s request for injunctive relief. The court subsequently issued a decision finding Takeda in breach of the supply agreement. In September 2023, the court issued a decision regarding the quantification of AbbVie’s monetary damages and subsequently entered judgment in December 2023. In accordance with the judgment, Takeda will pay USD 506 million, including interest, in April 2024. Takeda had established a provision against this case during the course of the litigation and, as a result of the court’s September 2023 decision, recorded an additional JPY 25.3 billion loss in other operating expenses and JPY 6.6 billion in finance expenses for the interest for the current period.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Nine-month Period Ended December 31,
	2022	2023
Revenue	3,071,322	3,212,893
Cost of sales	(934,300)	(1,044,177)
Selling, general and administrative expenses	(742,513)	(768,585)
Research and development expenses	(472,381)	(534,068)
Amortization and impairment losses on intangible assets associated with products	(409,219)	(507,003)
Other operating income	16,676	10,768
Other operating expenses	(127,643)	(145,685)
Operating profit	401,943	224,144
Finance income	55,130	46,101
Finance expenses	(126,765)	(172,663)
Share of profit (loss) of investments accounted for using the equity method	(3,133)	2,731
Profit before tax	327,175	100,313
Income tax (expenses) benefit	(41,273)	46,878
Net profit for the period	285,903	147,191
Attributable to:
Owners of the Company	285,883	147,085
Non-controlling interests	19	106
Net profit for the period	285,903	147,191
Earnings per share (JPY)
Basic earnings per share	184.32	94.10
Diluted earnings per share	182.65	93.17

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Nine-month Period Ended December 31,
	2022	2023
Net profit for the period	285,903	147,191
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	730	(1,383)
Remeasurement of defined benefit pension plans	12,977	(3,038)
	13,707	(4,421)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	481,206	459,803
Cash flow hedges	(17,584)	22,746
Hedging cost	(12,107)	301
Share of other comprehensive loss of investments accounted for using the equity method	(915)	(466)
	450,599	482,383
Other comprehensive income for the period, net of tax	464,306	477,963
Total comprehensive income for the period	750,209	625,154
Attributable to:
Owners of the Company	750,193	625,030
Non-controlling interests	16	124
Total comprehensive income for the period	750,209	625,154

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2023	As of December 31, 2023
ASSETS
Non-current assets:
Property, plant and equipment	1,691,229	1,841,499
Goodwill	4,790,723	5,111,287
Intangible assets	4,269,657	4,097,022
Investments accounted for using the equity method	99,174	103,312
Other financial assets	279,683	269,606
Other non-current assets	63,325	54,703
Deferred tax assets	366,003	316,689
Total non-current assets	11,559,794	11,794,117
Current assets:
Inventories	986,457	1,169,640
Trade and other receivables	649,429	716,230
Other financial assets	20,174	29,045
Income taxes receivable	32,264	26,849
Other current assets	160,868	179,393
Cash and cash equivalents	533,530	288,359
Assets held for sale	15,235	19,313
Total current assets	2,397,956	2,428,830
Total assets	13,957,750	14,222,947

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,042,741	4,293,872
Other financial liabilities	534,269	542,126
Net defined benefit liabilities	127,594	138,945
Income taxes payable	24,558	4,101
Provisions	55,969	13,619
Other non-current liabilities	65,389	72,473
Deferred tax liabilities	270,620	133,036
Total non-current liabilities	5,121,138	5,198,172
Current liabilities:
Bonds and loans	339,600	370,292
Trade and other payables	649,233	483,666
Other financial liabilities	185,537	248,100
Income taxes payable	232,377	112,446
Provisions	508,360	482,467
Other current liabilities	566,689	585,197
Liabilities held for sale	144	—
Total current liabilities	2,481,940	2,282,168
Total liabilities	7,603,078	7,480,340

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)

	JPY (millions)
	As of March 31, 2023	As of December 31, 2023
EQUITY
Share capital	1,676,345	1,676,543
Share premium	1,728,830	1,730,138
Treasury shares	(100,317)	(51,253)
Retained earnings	1,541,146	1,396,838
Other components of equity	1,508,119	1,989,669
Equity attributable to owners of the Company	6,354,122	6,741,934
Non-controlling interests	549	673
Total equity	6,354,672	6,742,607
Total liabilities and equity	13,957,750	14,222,947

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Nine-month period ended December 31, 2022 (From April 1 to December 31, 2022)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2022	1,676,263	1,708,873	(116,007)	1,479,716	984,141	22,068
Effect of hyperinflation				(1,960)	4,121
Restated opening balance	1,676,263	1,708,873	(116,007)	1,477,756	988,263	22,068
Net profit for the period				285,883
Other comprehensive income (loss)					480,326	698
Comprehensive income (loss) for the period	—	—	—	285,883	480,326	698
Transactions with owners:
Issuance of new shares	71	71
Acquisition of treasury shares		(5)	(27,056)
Disposal of treasury shares		0	1
Dividends				(278,321)
Transfers from other components of equity				22,402		(9,424)
Share-based compensation		45,823
Exercise of share-based awards		(42,727)	42,749
Total transactions with owners	71	3,162	15,693	(255,919)	—	(9,424)
As of December 31, 2022	1,676,334	1,712,036	(100,314)	1,507,720	1,468,588	13,341

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2022	(65,901)	(6,135)	—	934,173	5,683,019	504	5,683,523
Effect of hyperinflation				4,121	2,161		2,161
Restated opening balance	(65,901)	(6,135)	—	938,294	5,685,180	504	5,685,684
Net profit for the period				—	285,883	19	285,903
Other comprehensive income (loss)	(17,584)	(12,107)	12,977	464,310	464,310	(4)	464,306
Comprehensive income (loss) for the period	(17,584)	(12,107)	12,977	464,310	750,193	16	750,209
Transactions with owners:
Issuance of new shares				—	142		142
Acquisition of treasury shares				—	(27,062)		(27,062)
Disposal of treasury shares				—	1		1
Dividends				—	(278,321)		(278,321)
Transfers from other components of equity			(12,977)	(22,402)	—		—
Share-based compensation				—	45,823		45,823
Exercise of share-based awards				—	22		22
Total transactions with owners	—	—	(12,977)	(22,402)	(259,395)	—	(259,395)
As of December 31, 2022	(83,486)	(18,242)	—	1,380,202	6,175,978	520	6,176,498

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
Nine-month period ended December 31, 2023 (From April 1 to December 31, 2023)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2023	1,676,345	1,728,830	(100,317)	1,541,146	1,606,128	12,470
Net profit for the period				147,085
Other comprehensive income (loss)					459,256	(1,320)
Comprehensive income (loss) for the period	—	—	—	147,085	459,256	(1,320)
Transactions with owners:
Issuance of new shares	198	198
Acquisition of treasury shares			(2,362)
Disposal of treasury shares		0	0
Dividends				(287,788)
Changes in ownership
Transfers from other components of equity				(3,605)		567
Share-based compensation		52,603
Exercise of share-based awards		(51,492)	51,426
Total transactions with owners	198	1,308	49,064	(291,393)	—	567
As of December 31, 2023	1,676,543	1,730,138	(51,253)	1,396,838	2,065,384	11,717

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2023	(87,352)	(23,127)	—	1,508,119	6,354,122	549	6,354,672
Net profit for the period				—	147,085	106	147,191
Other comprehensive income (loss)	22,746	301	(3,038)	477,945	477,945	18	477,963
Comprehensive income (loss) for the period	22,746	301	(3,038)	477,945	625,030	124	625,154
Transactions with owners:
Issuance of new shares				—	395		395
Acquisition of treasury shares				—	(2,362)		(2,362)
Disposal of treasury shares				—	1		1
Dividends				—	(287,788)		(287,788)
Changes in ownership				—	—	(0)	(0)
Transfers from other components of equity			3,038	3,605	—		—
Share-based compensation				—	52,603		52,603
Exercise of share-based awards				—	(67)		(67)
Total transactions with owners	—	—	3,038	3,605	(237,218)	(0)	(237,219)
As of December 31, 2023	(64,606)	(22,826)	—	1,989,669	6,741,934	673	6,742,607

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Nine-month Period Ended December 31,
	2022	2023
Cash flows from operating activities:
Net profit for the period	285,903	147,191
Depreciation and amortization	502,990	541,258
Impairment losses	41,969	134,281
Equity-settled share-based compensation	45,823	52,683
Loss (gain) on sales and disposal of property, plant and equipment	(161)	1,988
Gain on divestment of business and subsidiaries	(959)	(441)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	4,323	12,773
Finance (income) and expenses, net	71,635	126,563
Share of loss (profit) of investments accounted for using the equity method	3,133	(2,731)
Income tax expenses (benefit)	41,273	(46,878)
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables	6,856	(58,793)
Increase in inventories	(34,240)	(128,490)
Increase (decrease) in trade and other payables	(144,971)	20,587
Increase (decrease) in provisions	11,605	(138,669)
Decrease in other financial liabilities	(7,906)	(10,014)
Other, net	21,258	(47,242)
Cash generated from operations	848,529	604,064
Income taxes paid	(173,363)	(179,298)
Tax refunds and interest on tax refunds received	8,297	12,990
Net cash from operating activities	683,463	437,756
Cash flows from investing activities:
Interest received	2,792	8,245
Dividends received	3,234	531
Acquisition of property, plant and equipment	(104,888)	(130,884)
Proceeds from sales of property, plant and equipment	80	8,604
Acquisition of intangible assets	(84,721)	(285,520)
Acquisition of investments	(5,441)	(4,724)
Proceeds from sales and redemption of investments	20,553	1,089
Proceeds from sales of business, net of cash and cash equivalents divested	—	365
Other, net	(219)	(82)
Net cash used in investing activities	(168,610)	(402,378)

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)

	JPY (millions)
	Nine-month Period Ended December 31,
	2022	2023
Cash flows from financing activities:
Net increase in short-term loans and commercial papers	—	280,000
Proceeds from issuance of bonds and long-term loans	—	100,000
Repayments of bonds and long-term loans	(281,585)	(320,817)
Proceeds from the settlement of cross currency interest rate swaps related to bonds	—	60,063
Acquisition of treasury shares	(26,929)	(2,326)
Interest paid	(86,563)	(78,685)
Dividends paid	(268,997)	(278,062)
Repayments of lease liabilities	(32,510)	(43,394)
Other, net	(5,964)	(12,971)
Net cash used in financing activities	(702,548)	(296,193)
Net decrease in cash and cash equivalents	(187,695)	(260,814)
Cash and cash equivalents at the beginning of the year	849,695	533,530
Effects of exchange rate changes on cash and cash equivalents	23,141	15,644
Cash and cash equivalents at the end of the period	685,141	288,359

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2023 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Not applicable.
(Material Accounting Policies)
Material accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements as of and for the fiscal year ended March 31, 2023.
Takeda calculated income tax expenses for the nine-month period ended December 31, 2023, based on the estimated average annual effective tax rate.
(Significant Changes in Equity Attributable to Owners of the Company)
Not applicable.
(Significant Subsequent Events)
Not applicable.